

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 28, 2009

By Facsimile (914) 747-2150 and U.S. Mail

Opportunity Partners L.P.
Attention: Phillip Goldstein
60 Heritage Drive
Pleasantville, NY 10570

Re: **TransTech Services Partners Inc.**
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed by Opportunity Partners L.P. on May 20, 2009
       File No. 000-52657

Dear Mr. Goldstein:

We have reviewed the above filing and your letter to the staff dated May 11, 2009 and have the following comments. Where indicated, we think you should revise the preliminary proxy statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some of our comments, we may ask you to provide us with supplemental information so we may better understand the disclosure. After reviewing this information, we may or may not raise additional comments. All defined terms used in this letter have the same meaning as in the proxy statement listed above, unless otherwise indicated. As there are no page numbers in the proxy statement, all page references below are to pages as they appear in the proxy statement filed on EDGAR.

Please understand that the purpose of our review process is to assist the filing persons in their compliance with the applicable disclosure requirements and to enhance the overall disclosure in their filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1.   We note that you intend to rely on Rule 14a-5(c). We note your reference to "any subsequent filings for the most recent information about TransTech." Please revise your proxy statement to include a clear reference to the particular document containing the

omitted information. Refer to Rule 14a-5(c).

2.	According to TransTech's preliminary proxy statement filed on May 21, 2009, TransTech intends to elect directors at a special meeting rather than at the annual meeting. Please revise to clarify whether you are soliciting proxies for the special or annual meeting. Please note that no proxy shall confer authority to vote with respect to more than one meeting. Refer to Rule 14a-4(d)(3).

3.	We note that security holders who vote the green proxy card will be disenfranchised with respect to the following company proposals: the Charter Amendment Proposal, the Distribution Proposal, and the Adjournment Proposal. Please revise the proxy statement and proxy card to state that by executing and returning your green proxy card, security holders will relinquish the opportunity to vote on other matters to be voted upon at the special meeting that the company has proposed in its proxy statement. Alternatively, please revise the form of proxy to include the company's other proposals.

4.	We note your response to comment eight in our letter dated May 1, 2009; however, we reissue our comment. Please note that holders of greater than 10% of a class of equity securities are subject to Section 16 of the Exchange Act.

5.	Please include the amendment number on the cover page of the Schedule 14A.

Background

6.	We note your response to comment 13 in our letter dated May 1, 2009; however, we reissue our comment. Please revise to state that if your nominees are elected, their plans and actions are subject to their fiduciary duty to security holders.

Proposal I: Election of Directors

7.	We note your response to comment 14 in our letter dated May 1, 2009; however, we reissue our comment. Please specifically state, if true, that each nominee has consented to being named in the proxy statement and to serve if elected.

8.	We note your response to comment 18 in our letter dated May 1, 2009; however, we reissue our comment. Please specifically state whether each nominee is independent.

Participants

9.	We note your response to comment 21 in our letter dated May 1, 2009; however, we reissue our comment. Please revise the cover page of your Schedule 14A and the proxy statement and proxy card to identify each of Bulldog Investors, the individuals acting as principals of Opportunity Partners and each of your nominees as a participant and filing person.

10.   We note your response to comment 22 in our letter dated May 1, 2009; however, we reissue our comment. Please note that the definition of "participant" is set forth in Instruction 3 to Item 4 of Schedule 14A, rather than being a term that the staff merely "deems."

11.   We note your response to comment 24 in our letter dated May 1, 2009; however, we reissue our comment. Please state the amounts owned beneficially, directly or indirectly by each participant.

12.   We note your response to comment 25 in our letter dated May 1, 2009; however, we reissue our comment. For each participant, please state with respect to all securities purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date.

The Solicitation

13.   We note your response to comment 20 in our letter dated May 1, 2009. Since you state in your response that no one other than the participants will be soliciting, please revise to delete the disclosure that "persons affiliated with or employed by us or our affiliates may assist us in the solicitation of consents" or advise us.

Form of Proxy Card

14.   Please revise to include the form of proxy.

15.   We note your responses to comments 29 and 30 in our letter dated May 1, 2009; however, we reissue our comments. Since the proxy card is a separate document to be returned by security holders, revise the form of proxy to clearly mark it as a preliminary copy and indicate the color of the proxy card. In addition, please revise the proxy statement to indicate that it is a preliminary copy.

        Please amend the preliminary proxy statement in response to these comments. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

        Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345. If you require additional assistance you may contact the undersigned at (202) 551-3411.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions